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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                           MARKLAND TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   570 658 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SyQwest, Inc.
                              88 Royal Little Drive
                              Providence, RI 02904
                                  401-454-1810
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .570-658-104.................................
--------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Syqwest, Inc. 84-1622217
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   .....................................................................

     (b)   .....................................................................
--------------------------------------------------------------------------------
  3. SEC Use Only...............................................................

--------------------------------------------------------------------------------
  4. Source of Funds (See Instructions) .              00

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:             Rhode Island

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power                              45,000,000
Shares           ---------------------------------------------------------------
Beneficially        8. Shared Voting Power                            0
Owned by         ---------------------------------------------------------------
Each                9. Sole Dispositive Power                         45,000,000
Reporting        ---------------------------------------------------------------
Person With        10. Shared Dispositive Power                       0
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person    45,000,000

--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11)              15.19%

--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)
      CO........................................................................

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.0001 per share (the "Markland Common Stock"), of Markland Technologies, Inc., a Florida corporation ("Markland"). The address of the principal executive offices of Markland is #207, 54 Danbury Road, Ridgefield, CT 06877.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) (f) This Schedule 13D is being filed on behalf of Syqwest, Inc., a Rhode Island corporation ("Syqwest" or, the "Reporting Person").

         (b) Syqwest's principal business address is 88 Royal Little Drive Providence, RI 02904.

         (c) Syqwest's principal business is that of a manufacturing and consulting.

         The name, present business address, present principal occupation or employment and citizenship of each director, executive officer and control person of Syqwest are set forth on Schedule A attached hereto.

         (d), (e) During the past five (5) years, neither Syqwest nor, to the best of its knowledge, any of its directors, executive officers or control persons, has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Syqwest, Inc., a Rhode Island corporation, formerly known as Ocean Data Equipment Corporation ("Syqwest"), entered into an Exchange Agreement with the Markland dated July 9, 2003 pursuant to which it agreed to receive 45,000,000 shares, valued at $.01 per share, of the Markland Common Stock (the "Markland Shares") as the form of payment for $450,000 which Markland owed to Syqwest in connection with services Syqwest rendered, as described below, to Markland, which agreement was amended and restated in an Amended and Restated Exchange Agreement dated July 24, 2003 (the "Amended Exchange Agreement"). Pursuant to the Amended Exchange Agreement, the Markland has the option to repurchase from Syqwest said 45,000,000 shares for $.01 per share. A copy of the Amended Exchange Agreement is attached hereto as Exhibit 1.

         The services rendered by Syqwest enabled Markland to conduct its border security technology business that it entered in response to the U.S. government's initiatives to increase homeland security.

         Markland, upon purchase of government solutions provider ERGO Systems Inc. of Falls Church, Virginia, did not directly employ the human resources necessary to conduct border security activities. As a result, the decision was made by the directors of Markland that those necessary human resources, i.e., engineering, field technician, purchasing and program management, would be, in the short term and for the purposes of minimizing corporate fixed cost structures, conducted via exclusive subcontracted services. Syqwest personnel have conducted field service and maintenance as well as engineering design and procurement activities for ERGO Systems for the past eight months for an aggregate cost of approximately $795,000. These services include the successful design and test of the Vehicle Stopping System, which has been covered in numerous national media events. Given Markland is conserving its cash for planned future acquisitions it requested that Syqwest take restricted shares in lieu of cash to offset $450,000 in service fees payable. Robert Tarini, a director of Markland, is a minority shareholder, Chief Executive Officer, and director of Syqwest.

ITEM 4.  PURPOSE OF TRANSACTION

         Syqwest acquired beneficial ownership of the Markland Shares for investment purposes.

         Neither Syqwest nor, to the best of its knowledge, any of its directors, executive officers or control persons has any present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Syqwest reserves the right to formulate plans or proposals specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) Syqwest is the sole owner of the Markland Shares, which are comprised of 45,000,000 shares of Markland Common Stock, representing approximately 15.19% of the outstanding Markland Common Stock. Syqwest has the sole power to vote such Markland Shares.

         Robert Tarini, a director and minority stockholder of Syqwest, directly owns 2,712,801 shares of the Markland Common Stock representing approximately 0.92% of the outstanding Markland Common Stock, 1,179,255 of which he acquired on July 30, 2003. Mr. Tarini is a majority stockholder of ipPartners, Inc. which owns 29,990,917 shares of the Markland Common Stock representing approximately 10.12% of the outstanding Markland Common Stock.

         Michael Curran, a minority stockholder of Syqwest, directly owns 300,000 shares of Markland Common Stock representing approximately 0.1% of the outstanding Markland Common Stock.

         Except as disclosed in this Item 5(a), neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers or control persons, beneficially owns any shares of the Issuer's common stock.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Markland Shares.

         (c) Except as set forth in this Item 5, neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers or control persons, has effected any transactions in shares of Markland Common Stock during the past 60 days.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

         Except as disclosed in this Item 6, neither Syqwest nor, to the best of its knowledge, any of its directors, executive officers or control persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Markland, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Amended and Restated Exchange Agreement dated July 24, 2003 between Markland and Syqwest.

SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2003                      Syqwest, Inc.

                                           By:  /s/ Robert Tarini
                                                -------------------------------
                                                Name: Robert Tarini
                                                Title:   Chief Executive Officer


                           SCHEDULE A TO SCHEDULE 13D
                           --------------------------

                                  SYQWEST, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                            PRESENT                   PRESENT
                                            BUSINESS                  PRINCIPAL
NAME AND CITIZENSHIP                        ADDRESS                   OCCUPATION
--------------------                        --------                  ---------

DIRECTORS
---------

Robert Tarini                               88 Royal Little Drive      Scientific
                                            Providence, RI 02904       Instrumentation

Executive Officers
------------------

Robert Tarini - Chief Executive Officer
Michael Curran - President
                                            88 Royal Little Drive      Scientific
                                            Providence, RI 02904       Instrumentation

Control Persons
------------------

Robert Tarini
